

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 27, 2007

Roland O. Burns
Senior Vice President and Chief Financial Officer
Comstock Resources, Inc.
5300 Town and Country Blvd. Suite 500
Frisco, Texas 75034

> **Re:** **Comstock Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **Response letter dated September 19, 2007**
> **File No. 1-3262**

Dear Mr. Burns:

We have reviewed your response letter and filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanations. After reviewing your response, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

Notes to Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies

Formation of and Investment in Bois d' Arc Energy, page F-7

1. We note your response to our prior comment number seven. Please clarify if there is any form of legal agreement that binds your CEO or CFO to vote their shares in concert with the shares held by the company.

Closing Comments

     Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

     You may contact Mark Wojciechowski at (202) 551-3759, or in his absence Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

     Sincerely,

     Jill Davis
     Branch Chief